Exhibit 99.3
ASML Media Relations Contacts
Lucas van Grinsven — Corporate Communications – +31 40 268 3949
Reeka Ninomiya — Corporate Communications – +1 408 200 0842
ASML Investor Relations Contacts
Craig DeYoung — Investor Relations – +1 480 383 4005
Franki D’Hoore — Investor Relations – +31 40 268 6494
ASML and Brion Bring Computational Lithography to the Fab
Tokyo, Japan, December 3, 2008 — ASML and its subsidiary Brion Technologies today announce LithoTuner™, a new suite of products that integrates computational and wafer lithography to improve semiconductor manufacturability. LithoTuner Pattern Matcher and LithoTuner Pattern Matcher FullChip take scanner matching to a whole new level, with improvements ranging from 30-70% over current scanner matching techniques.
Pattern Matcher optimizes matching over a set of customer selected patterns using adjustments such as numerical aperture (NA), dose and illumination. Pattern Matcher is available for TWINSCAN™ immersion, ArF dry and KrF systems.
Meanwhile, Pattern Matcher FullChip extends current scanner matching practices by leveraging Brion’s verification engine to identify all the critical patterns across the entire chip that need to be matched. By coupling this computational analysis with an interface to ASML scanners, a comprehensive matching solution is made available; giving chip makers access to a larger set of tuning adjustments. The additional benefit of this holistic approach is that scanners can be optimized depending on the different chip designs. For the first time, scanner matching optimization can cover the full chip and all customer selected patterns over the entire process window, tuning each scanner in the fab for every product. With a fully tuned fab, customers can increase system utilization by releasing product dedication to scanners for improved process latitude and a better return on their lithography investments.
“LithoTuner shows the benefits of combining computational lithography with detailed scanner knowledge” said Martin van den Brink, executive vice president marketing and technology at ASML. “ASML is the only company that can tie these capabilities together into a holistic lithographic approach.”
Pattern Matcher FullChip has gone through successful evaluations at leading semiconductor manufacturers. “By using Pattern Matcher FullChip we were able to identify various product-specific critical patterns to include in our matching optimization,” said John Lin director of Manufacturing Technology Center at TSMC. “We have seen scanner performance improvement on product imaging through ASML’s computational lithography capabilities.”

“With Pattern Matcher FullChip, ASML and Brion have broken down the barrier between manufacturing and design,” remarked Jim Koonmen, general manager for Brion. “Instead of a generic ‘design for manufacturing’ approach, LithoTuner allows manufacturing to individually optimize each scanner to each design.”
LithoTuner Pattern Matcher products will be available in the first quarter of 2009.
About Immersion, ArF and KrF
Immersion lithography systems transfer patterns to wafers by projecting light through highly purified water between the lens and the wafer, enabling chipmakers to print smaller features with the same wavelength of light. ArF immersion (ArFi) technology has become the de facto standard for chip production at 55 nm and below.
ASML was the first manufacturer to introduce immersion lithography, shipping its first TWINSCAN immersion system in 2004. ASML remains the worldwide leader in the field which continues to grow rapidly. More than 120 ASML immersion systems have been shipped to 20 different customers and have imaged more than 30 million wafers resulting in hundreds of millions of electronic devices powered by immersion-manufactured chips.
About Computational Lithography
Computational lithography is the use of computer modeling to predict, correct, optimize and verify imaging performance of the lithography process over a range of patterns, process, and system conditions.
About Holistic Lithography
Holistic lithography is the integration of computational and fab lithography to optimize imaging performance from mask design to factory manufacturing
About Brion Technologies
Brion Technologies is an ASML company and industry leader in computational lithography for integrated circuits. Brion’s Tachyon™ platform, an OPC and OPC verification system, enables capabilities that address chip design, photomask making and wafer printing for semiconductor manufacturing. Brion is headquartered in Santa Clara, California. For more information: www.brion.com
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,750 employees, serving chip manufacturers in more than 60 locations in 16 countries.

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